UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G6647N108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Max Wealth Enterprise Limited (“Max Wealth”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		700,000 ordinary shares represented by American depositary shares (“ADSs”). Neil Nanpeng Shen, as the sole shareholder and director of Max Wealth, may also be deemed to have sole voting power with respect to these shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		700,000 ordinary shares represented by ADSs. Neil Nanpeng Shen, as the sole shareholder and director of Max Wealth, may also be deemed to have sole dispositive power with respect to these shares.

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Neil Nanpeng Shen (“Mr. Shen”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		4,924,513 ordinary shares, which consist of (i) 100,000 ordinary shares held by Mr. Shen, (ii) 169,124 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days of December 31, 2009, (iii) 3,955,389 ordinary shares held by Smart Master International Limited (“Smart Master”), a British Virgin Islands company solely owned and controlled by Mr. Shen, and (iv) 700,000 ordinary shares represented by ADSs held by Max Wealth, which is solely owned and controlled by Mr. Shen. Smart Master may also be deemed to have sole voting power with respect to the ordinary shares held by it. Max Wealth may also be deemed to have sole voting power with respect to the ordinary shares represented by ADSs held by it.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		4,924,513 ordinary shares, which consists of (i) 100,000 ordinary shares held by Mr. Shen, (ii) 169,124 ordinary shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days of December 31, 2009, (iii) 3,955,389 ordinary shares held by Smart Master, and (iv) 700,000 ordinary shares represented by ADSs held by Max Wealth. Smart Master may also be deemed to have sole dispositive power with respect to the ordinary shares held by it. Max Wealth may also be deemed to have sole dispositive power with respect to the ordinary shares represented by ADSs held by it.

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,924,513 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1(a).	NAME OF ISSUER:
Home Inns & Hotels Management Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 124 Caobao Road, Xuhui District
Shanghai 200235
The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Max Wealth Enterprise Limited
Neil Nanpeng Shen

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Max Wealth Enterprise Limited
c/o Neil Nanpeng Shen
Suite 2215
2/F, Two Pacific Place
88 Queensway Road
Hong Kong
Neil Nanpeng Shen
Suite 2215
2/F, Two Pacific Place
88 Queensway Road
Hong Kong

ITEM 2(c).	CITIZENSHIP:
Max Wealth Enterprise Limited — The British Virgin Islands
Neil Nanpeng Shen — Hong Kong

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:
G6647N108

ITEM 3.	Not applicable

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the ordinary shares of Home Inns & Hotels Management Inc. (the “Ordinary Shares”) by the reporting persons is provided as of December 31, 2009:

			Sole power to	Shared power to	Sole power to	Shared power
	Amount		vote or	vote or to	dispose or to	to dispose or
	beneficially	Percent	direct	direct	direct the	to direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Max Wealth Enterprise Limited	700,000	0.9%	700,000	0	700,000	0
Neil Nanpeng Shen	4,924,513	6.1%	4,924,513	0	4,924,513	0
Max Wealth, a British Virgin Islands company, is the owner of 700,000 Ordinary Shares represented by ADSs. Mr. Shen is the sole owner and director of Max Wealth. Smart Master, a British Virgin Islands company, is the registered holder of 3,955,389 Ordinary Shares. Mr. Shen is the sole owner and director of Smart Master. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shen may be deemed to beneficially own all of the Ordinary Shares owned by Max Wealth and Smart Master. In addition, Mr. Shen is the registered holder of 100,000 Ordinary Shares and has the right to acquire 169,124 Ordinary Shares upon exercise of options within 60 days of December 31, 2009.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
As of December 31, 2009, Max Wealth had ceased to be the beneficial owner of more than 5 percent of the Ordinary Shares.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATIONS:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 29, 2010

Max Wealth Enterprise Limited	/s/ Neil Nanpeng Shen
	Name:	Neil Nanpeng Shen
	Title:	Director

Neil Nanpeng Shen	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement